FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Leap Arrives for Mobile Professionals Pushing their Productivity in Canada	3.

2.	BlackBerry, T-Mobile Team Up to Bring BlackBerry Classic to Un-carrier Customers	2.

Document 1

NEWS RELEASE

May 7, 2015

FOR IMMEDIATE RELEASE

BlackBerry Leap Arrives for Mobile Professionals Pushing their Productivity in Canada

Five-inch all-touch smartphone with long battery life and best-in-class virtual keyboard is built for career builders and companies who value security and privacy

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today launched the BlackBerry® Leap, an affordable all-touch smartphone in a modern and powerful design for 4G LTE networks in Canada. The BlackBerry Leap is designed for consumers and enterprise users who value security and privacy when pushing their productivity to the next level.

The new BlackBerry Leap will be available from Bell Mobility, Rogers Wireless, Sasktel, TELUS, WIND Mobile, ShopBlackBerry, and select Tbooth wireless and WIRELESSWAVE locations starting on May 7th, 2015, for as low as $0.00 on contract. A variety of accessories including cases, carrying solutions, chargers, and audio peripherals, are also available through the carrier partners or ShopBlackBerry. BlackBerry has also introduced three new Accessory Value Bundles that include an unlocked BlackBerry Leap with accessories for additional savings. The BlackBerry Leap Efficiency Bundle, BlackBerry Leap Travel Bundle and BlackBerry Leap Power Bundle are available today on ShopBlackBerry.

“With the introduction of the BlackBerry Leap to the BlackBerry 10 portfolio we continue to provide products and services that meet the needs of consumers and enterprise customers in Canada,” said Jaime Leverton, Vice President, Carriers for BlackBerry. “The BlackBerry Leap is an affordable all-touch smartphone in a modern and powerful design that is built for career builders and companies who value security and privacy when being productive.”

BlackBerry Leap features the latest BlackBerry® 10.3.1 operating system, a brilliant edge-to-edge five-inch HD display and more than a full day’s battery power, keeping users hyper connected, productive and always in control.

Device highlights include:

•
Security to Maintain Privacy - You can feel safe in the knowledge that BlackBerry Leap was designed with the highest standards of security in mind to protect your privacy. It is equipped with support for encryption, plus built-in malware protection and back-up, wipe and restore. All to give you control and help secure your data against the next embarrassing and potentially costly cyberattack.

•
Battery That Powers Through a Full Day - With up to 25 hours of heavy use,[1] Price, contract and availability may vary by carrier or retail partner the BlackBerry Leap will power through even your most demanding day. The impressive 2800 mAh battery and optimization of power consumption in BlackBerry 10 gives users more than a full day of productive usage.

•
Best-in-Class BlackBerry Keyboard - Type faster and more accurately on a touchscreen keyboard that learns how you write. With superior error correction, multi-language support, customized adaption and flow, BlackBerry’s touchscreen keyboard helps to reduce the mistakes and missteps that can hold you back.

•
BlackBerry® 10 OS 10.3.1 -BlackBerry Leap comes preloaded with the new BlackBerry 10.3.1 operating system, offering a fresh look that incorporates updated icons and an instant action bar so that users’ most commonly accessed functions are in the center of their screen. Additional features include:

◦
BlackBerry® Blend - BlackBerry Blend brings messaging and content that is on your BlackBerry smartphone to your computer and tablet. Get instant message notifications, read and respond to your work and personal email, BBM™ or text messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry. BlackBerry Blend works across desktop operating systems, including Mac OS X 10.7 +, Windows® 7+ and Android™ tablets running Android 4.4+ via cellular, USB or Wi-Fi connections.

◦
BlackBerry® Assistant - The BlackBerry Assistant is BlackBerry’s first digital assistant and can be used with voice and text commands to help users manage work and personal email, contacts, calendar and other native BlackBerry 10 applications. It’s the only smartphone assistant on the market today that can access both personal and work content in your work perimeter. BlackBerry Assistant intelligently determines how to respond to you based on how you interact with it - if you type, it responds silently, if you speak, it speaks back and if you activate over Bluetooth, it speaks back with additional context because it assumes you might not have access to the screen.

◦	Dual app storefronts preloaded for access to a huge selection of apps for work and play:

•
BlackBerry World - BlackBerry World offers essential business and productivity apps for professionals looking to drive efficient communications and collaboration including Box, Evernote, Cisco WebEx Meetings and Documents to Go.

•	Amazon Appstore - Discover and download popular Android apps and games through the Amazon Appstore including Candy Crush Saga, Pinterest, SoundCloud, Kindle and Amazon Shopping.

For more information about the BlackBerry Leap, please visit www.BlackBerry.com/leap

____________________________
1 Price, contract and availability may vary by carrier or retail partner
2 Based on GSMA PRD TW.09 Battery Life Measurement Technique and a mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contacts
Kiyomi Rutledge
Public Relations Manager
mediarelations@blackberry.com

###

Document 2

NEWS RELEASE

May 7, 2015

FOR IMMEDIATE RELEASE

BlackBerry, T-Mobile Team Up to Bring
BlackBerry Classic to Un-carrier Customers

Two mobile industry mavericks create new partnership to bring the business-savvy BlackBerry Classic to the Un-carrier’s Data Strong™ network

Waterloo, Ontario and Bellevue, Washington - May 07, 2015 -BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, and T-Mobile US, Inc. (NYSE: TMUS), America’s fastest growing wireless company, today showed they’re two companies in the business of listening to their customers by announcing a new partnership to bring the BlackBerry Classic to the Un-carrier’s Data Strong network and its approximately 57 million individual and business customers.

This new partnership begins by bringing together the productivity and security of the BlackBerry Classic and T-Mobile’s industry-rattling Un-carrier for Business initiative. Now, whether you’re downloading tomorrow’s big presentation or video conferencing with colleagues on Skype, only the Un-carrier™ serves up the BlackBerry Classic on America’s fastest nationwide 4G LTE network-giving US business customers and today’s data-hungry mobile professionals the wireless experience they’ve been asking for.

“People who love BlackBerry smartphones and want to use one on America’s fastest nationwide 4G LTE network now have that choice,” said John Legere, president and CEO of T-Mobile. “Bringing BlackBerry into our device line-up now also stokes Un-carrier 9.0, which is all about bringing the Un-carrier revolution to business.”

“BlackBerry is proud to partner with T-Mobile once again to offer the world’s most secure and reliable mobile products and services that encourage productivity − whether they are individual users making the most of their day with the BlackBerry Classic, or an enterprise seeking to manage thousands of devices,” said John Chen, BlackBerry Executive Chairman and CEO. “Together with T-Mobile, we hope to deliver highly differentiated solutions that appeal to our mutual users: the power professionals who depend on their smartphones to get things done and make things happen.”

The BlackBerry Classic is built to meet the needs of productive people who appreciate the speed and accuracy that can be found with a physical QWERTY keyboard and features such as a fast browser and up to 22 hours of battery power.

The BlackBerry Classic will be available beginning May 13 at T-Mobile.com and in participating U.S. T-Mobile stores beginning May 15 for $0 down (and $18.33/month for 24 months; FRP: $439.92). For more information, visit BlackBerry.com/Classic or T-Mobile.com.

Fastest LTE network based on download speeds.

Device pricing for well-qualified customers: $0 down + $18.33/mo x 24 mos.; Total $439.92. If you cancel wireless service, remaining balance on phone becomes due. 0% APR O.A.C. Taxes & fees additional; total device tax due at sale.

Battery Power Based on GSMA PRD TW.09 Battery Life Measurement Technique and a mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About T-Mobile
As America's Un-carrier, T-Mobile US, Inc. (NYSE: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. The Company's advanced nationwide 4G LTE network delivers outstanding wireless experiences to approximately 57 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and MetroPCS. For more information, please visit www.t-mobile.com.

Media Contacts
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

T-Mobile US Media Relations
MediaRelations@t-mobile.com
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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	May 7, 2015	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller